787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax:  212 728 8111

May 11, 2010

Ms. Laura E. Hatch

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

Preliminary Proxy Statement filed on May 4, 2010 by Western Investment LLC (“Western”) in connection with Western’s Proxy Solicitation for Election of Directors of the Gabelli GlobalMultimedia Trust Inc. (the “Fund”)

Dear Ms. Hatch:

On behalf of the Fund, we would like to bring to the attention of the Staff the following issues relating to the above-referenced preliminary proxy statement (the “Western Proxy Statement”). As outlined below, we believe that the Western Proxy Statement is false and misleading in a number of material respects and therefore violates Rule 14a-9 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, the Staff should be aware that Western maintains an internet web site (the “Western Web Site”) that violates Exchange Act Rules 14a-3 and 14a-9.

Western Proxy Statement

1.	Statements Concerning the Fund’s Discount to Net Asset Value (“NAV”)

Western makes several false and misleading statements about the reasons why the Fund’s common shares have traded at a discount to NAV.

First, in the box on page 4 headed “PLEASE BE ADVISED,” Western states: “We believe the Fund has had a significant and persistent discount to NAV because the market has lost faith in the Board.” This statements consists of two misleading elements: (i) a flat statement of fact that “the market has lost faith in the Board” and (ii) Western’s belief that the Fund’s discount to NAV is attributable to this alleged fact. Western has no basis whatsoever to state as a fact that the market has lost faith in the Board, and makes no attempt whatsoever to support this alleged fact. Even if this alleged fact were recast as Western’s belief, it would still be false and misleading for lack of a reasonable basis to support it. It is false and misleading under Rule 14a-9 to state a belief without having a reasonable basis for that belief, and if a belief that is stated is not self-evident or obvious from context, the basis

Ms. Laura E. Hatch

Securities and Exchange Commission

May 11, 2010

for the belief must be presented in the proxy statement so that shareholders have a basis on which to evaluate it.1

In the other misleading element of this statement, Western attempts to attribute the Fund’s discount to NAV to the market’s alleged lack of faith in the Board, again without any reasonable basis for that attribution and without even attempting to articulate a basis. For the foregoing reasons, we believe the entire statement violates Rule 14a-9 and must be excluded from the Western Proxy Statement unless the Western Proxy Statement articulates a reasonable basis to believe that the market has lost faith in the Fund’s Board and that the discount at which the Fund’s common shares trade is attributable to that alleged loss of faith. We do not believe it is reasonable for Western to deduce that the market has lost faith in the Board because the Fund’s common shares trade at a discount and then to conclude that the Fund’s common shares trade at a discount because the market has lost faith in the Board.

Also on page 4, under the heading “The Fund’s NAV discount is unacceptable,” Western states: “We believe that the persistence of this discount is, in part, due to the perception that the Board doesn’t care, as long as directors hold onto their seats.” Similarly, this statement is false and misleading because there is no reasonable basis to believe that shareholders other than Western hold this “perception.” Moreover, despite being couched as a “perception,” Western is cleverly stating, in effect, that the Fund’s directors are breaching their fiduciary duties to shareholders by placing their own personal interests (i.e., holding on to their Board seats) over the interests of the Fund’s shareholders. Not only does this statement have no basis whatsoever, reasonable or not, it also “directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation” in violation of Rule 14a-9 and note b thereto.

2.	Additional False and Misleading Statements Concerning the Fund’s Board of Directors

In addition to alleging that the Fund’s directors care more about their Board seats than about shareholders’ interests, Western states in the box on page 4 of the Western Proxy Statement that “The Board’s actions have not been consistent with its words.” This statement is neither explained nor elaborated on anywhere in the Western Proxy Statement and simply is intended to leave shareholders wondering what kind of liars the Fund’s directors might be. Without specifying what actions the Board has taken and what statements of the Board those actions have been inconsistent with, Western’s statement clearly violates Rule 14a-9 and note b thereto.

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[1]

We note that Western may be having a hard time articulating a basis for its apparent belief that the market has lost faith in the Board given the fact that the Fund’s shareholders have strongly supported re-election of the Fund’s directors at annual meetings. At the last annual meeting of the Fund, held on May 18, 2009, at a time when the Fund’s common shares traded at a greater discount to NAV than currently, two directors stood for election. The director who was elected by the common stock and preferred stock voting together as a single class received the affirmative support of more than 89% of the shares voting on his election. The director who was elected by the preferred stock voting as a separate class was supported by an even larger margin.

Ms. Laura E. Hatch

Securities and Exchange Commission

May 11, 2010

3.	False and Misleading Statements About Fund Lawsuit Against Western

The Western Proxy Statement states in a number of places — in the box on page 4, at the bottom of page 6 and at the top of page 7 — that the Fund sued Western in federal court “to prevent us from voting.” On page 4, this lawsuit is termed “frivolous,” and on page 7 it was referred to as a “stunt.”

The lawsuit Western refers to was filed by the Fund under Sections 12(d)(1)(A)(i) and 48 of the Investment Company Act of 1940, as amended (the “1940 Act”), in the United States District Court for the District of Maryland. The lawsuit was brought because the Fund believes that the ownership of Fund shares by Western and the hedge funds it advises violates the anti-pyramiding provision of the 1940 Act because that provision prohibits Western and the hedge funds it advises from owning more than 3% of the Fund’s shares. The relief sought in the lawsuit included: declarations that the defendants violated the anti-pyramiding provision of the 1940 Act, divestiture of shares owned in excess of 3% of the Fund’s shares outstanding, an injunction against voting shares in excess of 3% of the Fund’s shares outstanding and an injunction against any further acquisitions of shares.

The description of the lawsuit in the Western Proxy Statement is false and misleading because all it states is that the purpose of the lawsuit was to prevent Western and its affiliates from voting their shares, which is materially incomplete at best. It fails to state the nature of the lawsuit and the fact that the principal relief sought was the divestiture of shares that the Fund believed, and continues to believe, Western and its affiliates are not permitted under the 1940 Act to own. Instead, the lawsuit is described as an attempt to prohibit Western and its affiliates from voting, presumably (since the basis for the lawsuit is not disclosed) because the Fund is pursing a vendetta against Western. It should be noted, as well, that Western’s description of the lawsuit, which suffers from the foregoing material omissions, also fails to state that the relief sought by the Fund included a prohibition on Western’s voting only that portion of its shares in excess of 3% of the shares outstanding. No doubt that material fact was consciously omitted so that Western would not have to admit that there was actually a rationale to the relief sought and that the lawsuit was not part of a vendetta by the Fund against Western and its affiliates.

The Western Proxy Statement is also false and misleading by calling the lawsuit “frivolous” in the box on page 4 and at the top of page 7. In fact, in each of the private placement memoranda distributed by Western to the investors in its hedge funds that hold Fund shares (the “Western PPMs”), Western expressly included a risk factor entitled “Antipyramiding.” After describing Section 12(d)(1)(A)(i) of the 1940 Act, that risk factor went on to say:

In the event of a proxy contest for control of a Target Company, it is likely that one or more of the other [Western advised accounts or hedge funds] would participate in the proxy contest. In such event, the Target Company could contest the proxy by arguing that the Partnership’s and the other [Western advised accounts or hedge funds]’ holdings in the Target Company should be aggregated for purposes of the 3% Limitation [of Section 12(d)(1)(A)(i) of the 1940 Act], and also could argue that shares of the Target Company held through swaps or other derivative contracts should be included in the Partnership’s and/or other [Western advised accounts or hedge funds]’ holdings in the Target Company. Although the

Ms. Laura E. Hatch

Securities and Exchange Commission

May 11, 2010

Partnership has been advised by counsel that such conclusions are contrary to applicable law, a contrary determination by the SEC or a court could have a material adverse effect on the Partnership.

This risk factor in the Western PPMs is not merely a warning to Western’s investors that a “Target Company” might sue the Western hedge funds and thereby impose costs on those funds. Rather, it is a warning that Western could lose that litigation! The very fact that Western thought fit to include as a risk factor the possibility of an adverse determination in the exact lawsuit brought by the Fund demonstrates very clearly that the Fund’s lawsuit was neither “frivolous” nor a “stunt” as described in the Western Proxy Statement.

Moreover, both times that Western refers to the lawsuit as “frivolous” it also refers to the fact that the lawsuit was dismissed quickly, leaving the clear implication that it was dismissed because it was frivolous. What Western neglects to say, however, is that the lawsuit was dismissed after expedited proceedings (due to the nature of the complaint and relief sought) not because the lawsuit had no substance (though that is exactly what Western wants to imply), but rather because the court found that the Fund did not have standing to pursue the claim and that only the SEC has the authority to enforce the anti-pyramiding provision of the 1940 Act.

4.	False and Misleading Statements About Western’s Interests

The Western Proxy Statement states that “Our interests are aligned with the interests of all shareholders — if our investment in the Fund prospers, so does yours.” (Page 4 under “BACKGROUND”) This statement is false and misleading because it fails to state the material fact (which is disclosed only to Western’s own investors in the Western PPMs) that Western, as opposed to the hedge funds it advises, earns an asset-based management fee whether or not the Fund or any other Fund shareholder prospers, and it does not lose money if the Fund’s share price declines. In addition, according to the Western PPMs, Western only earns its incentive fee (on top of its management fee) when the returns on its hedge funds’ investments exceed a specified hurdle rate. In other words, even if Western’s hedge funds make money from their investments in the Fund, Western, which makes all of the decisions for these hedge funds, may not necessarily earn its incentive fee and therefore its interests are not as aligned with those of the Fund’s shareholders as Western flatly states.

Moreover, Western’s interests are not aligned with those of other Fund shareholders because Western is in the business of shareholder activism and, according to the Western PPMs, generally expects to allocate 75% of the assets of its hedge funds to an “activist strategy” of identifying closed-end funds that trade below Western’s estimate of NAV and seeking to eliminate or narrow the discount. While this explicit strategy may be aligned with the interests of some short-term shareholders, the costs imposed on the closed-end funds that Western attacks and the potential damage to the structures of those funds mean that Western’s interests are not aligned with the interests of “all” Fund shareholders as Western claims. Rather, Western’s interests are aligned with Mr. Lipson and other short-term activist investors and shareholders.

Ms. Laura E. Hatch

Securities and Exchange Commission

May 11, 2010

5.     False and Misleading Statements About Dilution

On page 6 of the Western Proxy Statement, Western attempts to make the case that share repurchases by the Fund are far outweighed by the amount of “share dilution” from a transferable rights offering to the Fund’s common shareholders ten years ago. In doing so, Western seeks to equate the issuance of shares with dilution and to suggest that the rights offering conducted a decade ago was dilutive and not in the best interests of the Fund’s shareholders. Western provides no analysis for this claim of dilution and fails to consider important positive effects of a share issuance, including its impact on the Fund’s expense ratio and the cumulative benefit of that positive impact over the ensuing decade.

6.	Material Omission About Effect of Electing Western’s Nominees

On page 8 of the Western Proxy Statement, Western states that “Your vote to elect the Nominees will have the legal effect of replacing two incumbent directors of the Fund with our Nominees.” The Western Proxy Statement omits to state that of the three Fund directors standing for re-election, two of them are elected by the holders of the Fund’s common stock and preferred stock, voting together as a single class, and the third is elected by the holders of the Fund’s preferred stock, voting as a separate class. The Western Proxy Statement, which is soliciting proxies from the holders of the Fund’s common stock, fails to state that two specific Fund directors are being targeted for replacement by Western — i.e., the two for which the common shareholders can vote — and that one of those two directors is Mario J. Gabelli, whose name the Fund bears and who is the Chairman, Chief Executive Officer and Chief Investment Officer of the Fund’s investment adviser.

7.	Material Misstatement as to the Fund’s Fund Complex

On page B-1 of Appendix B to the Western Proxy Statement, Western falsely implies that closed-end funds completely unrelated to the Fund are part of the Fund’s fund complex. The false statement reads: “Mr. Lipson does not oversee any portfolios in the Fund’s Fund Complex, provided however that Mr. Lipson has been nominated for election as a director or trustee of DWS High Income Trust (KHI) [and nine other funds unrelated to the Fund].

Internet Web Site

8.	Solicitation in Violation of Rule 14a-3

Western maintains the Western Web Site at www.fixmyfund.com and explicitly references that site in the Western Proxy Statement at the bottom of page 2. On the Western Web Site, under the heading “Shareholder Education,” at the link entitled “Closed-end funds and the problem of deep discounts” (http://www.fixmyfund.com/ce.html), Western includes language that clearly amounts to a “solicitation” within the meaning of Rule 14a-1(l) because it is intended to result in the giving, withholding or revocation of a proxy, particularly when it is made available to shareholders at a time when Western is preparing to solicit and soliciting proxies for closed-end funds that it has identified as trading at a discount to NAV. Among other things, the text at that location contains (in the scrolling window) a section entitled “What shareholders can do” that expressly encourages voting of shares. Even without the reference to voting, the Western Web Site is intended to encourage support for

Ms. Laura E. Hatch

Securities and Exchange Commission

May 11, 2010

efforts to attack funds that trade at a discount to NAV and hence, at the very least in the context of ongoing proxy campaigns by Western, constitutes a “solicitation.”

The materials on the Western Web Site, other than proxy statements linked there, have not been filed under Rule 14a-12 or Rule 14a-6, and they are not available for an exemption under Rule 14a-2(b)(6) or any other provision of Regulation 14A. Accordingly, these materials are posted in violation of Rule 14a-3.

9.	False and Misleading Statement

On the first page of the Western Web Site (www.fixmyfund.com), Western states: “Although we first seek to work with company management to improve performance, we may nominate and run an alternative slate of directors when we perceive management is unwilling to make real progress.” This statement is false and misleading because Western made no attempt to work with the Fund’s management to improve performance, unless a unilateral demand (not disclosed anywhere in the Western Proxy Statement) that the Fund commence a self-tender offer to repurchase a large percentage of the Fund’s shares qualifies as attempting to work with the Fund’s management. If this statement remains on the Western Web Site, and continues to be referenced in the Western Proxy Statement, shareholders will be misled into believing that Western has been unable to work with the Fund’s management because the Fund’s management is unwilling to be reasonable.

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10.	Conclusion

Given the clear violations of Rule 14a-9 present in the Western Proxy Statement and on the Western Web Site, as well as the Western Web Site’s violation of Rule 14a-3, we believe that Western must be required to make significant corrective disclosures in its definitive proxy statement and address the deficiencies of the Western Web Site. Otherwise, the Fund is very concerned that its shareholders will be unable to evaluate an extremely important election contest in the fair and even-handed manner contemplated by the SEC’s proxy rules.

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Thank you very much for your attention to our comments. I would welcome the opportunity to discuss further any of the points discussed in this letter, or to provide supplementally any materials that will assist in your review. If you have any questions, please call the undersigned at (212) 728-8267.

Very truly yours,

/s/ Michael A. Schwartz

Michael A. Schwartz